INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

November 2, 2006

Forward-looking Statements

This interim MD & A contains statements regarding anticipated asset dispositions, the proposed impact of UK tax legislation, the Company’s outlook for major projects, potential future increases to the limits under Talisman’s normal course issuer bid, impact of new accounting pronouncements, outcome of litigation, or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	general economic conditions;
•	the effect of acts of, or actions against international terrorism; and
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2006", under the heading “Risk Factors” in the Company’s 2005 annual information form as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Advisory - Oil and Gas Information

Throughout this MD & A, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Management’s Discussion and Analysis (MD&A)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements as at September 30, 2006 and Talisman’s 2005 Audited Consolidated Financial Statements and MD&A. All comparative percentages are between the quarters ended September 30, 2006 and 2005, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

The United Kingdom (UK) and Scandinavia, which were classified as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005. During 2006, activities in Alaska, which previously had been included in the “Other” reporting segment, were reclassified and included in North America. Reclassifications have been made for all corresponding reported periods.

The Company has initiated a process to sell its oil sands assets in Alberta The oil sands assets comprise a 1.25% indirect interest in Syncrude, currently producing approximately 3,700 bbls/d, net to Talisman, in addition to working interests in two undeveloped oil sands leases and an overriding royalty interest in another undeveloped oil sands lease. Operating results from these assets are included in net income from discontinued operations, with the related assets reported as assets of discontinued operations on the Consolidated Balance Sheets. The Syncrude transaction is expected to close late in 2006 or early in 2007, at which time the related gain or loss on disposal will be included in net income from discontinued operations.

During the second quarter of 2006, the Company entered into agreements to sell certain non-core oil and gas assets in Western Canada (proceeds of $361 million) and the UK (proceeds of US$414 million). Operating results from these assets are included in net income from discontinued operations. All but three of the agreements for sale of Western Canada assets closed as of June 30, 2006, with the resulting after-tax gain on disposal of assets of $78 million included in net income from discontinued operations. The three remaining agreements closed in July 2006 with proceeds of $134 million and an after tax gain of $69 million included in net income from discontinued operations. The agreements for the sale of UK assets closed November 1, 2006. Assets covered by all agreements not closed as at September 30, 2006 are reported as assets of discontinued operations on the Consolidated Balance Sheets. Gains on dispositions of assets covered by agreements not closed as at September 30, 2006, will be recorded when the agreements close. See note 2 to the unaudited Interim Consolidated Financial Statements.

All prior periods reported have been restated to reflect the results of discontinued operations.

Quarterly Results Summary

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Financial (millions of C$ unless otherwise stated)
Net income from continuing operations	432	404	1,187	971
Net income from discontinued operations	92	26	220	57
Net income	524	430	1,407	1,028
C$ per common share[1]
Net income - Basic	0.48	0.39	1.28	0.93
- Diluted	0.47	0.38	1.25	0.91
Net income from continuing operations
- Basic	0.39	0.37	1.08	0.88
- Diluted	0.38	0.36	1.05	0.86
Production (daily average)
Oil and liquids (bbls/d)	227,893	233,873	252,924	226,470
Natural gas (mmcf/d)	1,315	1,279	1,293	1,279
Continuing operations (mboe/d)	447	447	468	440
Discontinued operations (mboe/d)	13	14	17	14
Total mboe/d (6 mcf = 1 boe)	460	461	485	454
Total production (boe) per common share[1]-Basic	0.039	0.038	0.121	0.112
1. All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 5 to the Interim Consolidated Financial Statements.

Net income for the quarter increased 22% to $524 million, due in part to the after tax gain on sale of assets of $69 million, as reported in results of discontinued operations. See note 2 to the Unaudited Interim Consolidated Financial Statements.

Net income from continuing operations during the third quarter increased 7% to $432 million over the same period of 2005, mainly as a result of a recovery of charges for stock-based compensation and reduced dry hole expenses, which more than offset reduced revenue and increased operating expenses and depreciation, depletion and amortization (DD&A) charges. With production relatively unchanged from the previous year, lower North America natural gas prices were partially offset by higher prices for crude oil and international natural gas and reduced hedging losses.

Company Netbacks1, 2

	Three months ended		Nine months ended
September 30,	20066	2005	2006	2005
Oil and liquids ($/bbl)
Sales price	73.27	71.51	71.58	62.01
Hedging loss	0.36	1.08	0.26	0.89
Royalties	12.17	9.89	11.57	8.56
Transportation	1.15	0.88	1.05	0.86
Operating costs	14.49	11.56	13.84	11.62
	45.10	48.10	44.86	40.08
Natural gas ($/mcf)
Sales price	6.65	8.43	7.36	7.49
Hedging (gain)	(0.20)	-	(0.17)	-
Royalties	1.13	1.79	1.40	1.57
Transportation	0.26	0.26	0.26	0.26
Operating costs	0.86	0.79	0.86	0.74
	4.60	5.59	5.01	4.92
Total $/boe (6mcf=1boe)
Sales price	56.90	61.54	58.93	53.76
Hedging (gain) loss	(0.42)	0.56	(0.32)	0.46
Royalties	9.52	10.30	10.11	8.96
Transportation	1.34	1.20	1.28	1.19
Operating costs	9.90	8.32	9.84	8.16
	36.56	41.16	38.02	34.99
1.	Netbacks do not include synthetic oil, pipeline operations and the impact of the net change in oil inventory volumes.
2.	Includes impact of discontinued operations.

Talisman’s average netback was $36.56/boe in the quarter, 11% lower than in 2005. Higher oil prices and international natural gas prices partly offset the 31% drop in North American natural gas prices. As a result, Talisman’s average sales price fell 8% to $56.90/boe. Increased operating costs and transportation expenses were partially offset by reduced hedging losses and royalties.

Gross sales from continuing operations for the quarter were $2.3 billion, a 10% decrease from 2005, in large part due to lower prices.

Daily Average Production, before Royalties

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Oil and liquids (bbls/d)
North America	47,647	49,962	48,670	50,244
United Kingdom[1]	83,272	95,986	98,556	98,781
Scandinavia[1]	28,174	25,088	32,405	21,214
Southeast Asia and Australia[1]	49,085	36,509	51,456	30,881
Other[1]	19,715	26,327	21,837	25,350
	227,893	233,873	252,924	226,470
Natural gas (mmcf/d)
North America	915	885	883	887
United Kingdom[2]	105	91	103	101
Scandinavia	12	8	14	8
Southeast Asia and Australia	283	295	293	283
	1,315	1,279	1,293	1,279
Continuing operations (mboe/d)	447	447	468	440
Discontinued operations (mboe/d)
North America
- oil and liquids (bbls/d)	4,748	5,946	5,349	5,786
- natural gas (mmcf/d)	3	28	16	31
United Kingdom
- oil and liquids (bbls/d)	3,703	3,065	4,414	3,555
- natural gas (mmcf/d)	24	-	25	-
Discontinued operations (mboe/d)	13	14	17	14
Total mboe/d (6 mcf = 1 boe)	460	461	485	454
1.
Includes oil volumes produced into inventory for the three months ended September 30, 2006 of 242.7 mbbls, 65.0 mbbls, 173.8 mbbls and 384.4 mbbls in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.  Includes oil volumes produced into inventory, excludes oil volumes sold (out of) inventory, for the nine months ended September 30, 2006 of (60.0) mbbls, (40.0) mbbls, 213.1 mbbls and 616.1 mbbls in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.

2.
Includes gas acquired for injection and subsequent resale of 3 mmcf/d and 15 mmcf/d in the third quarter and year to date periods of 2006, respectively, and of 18 mmcf/d and 12 mmcf/d in the third quarter and year to date periods of 2005, respectively.

Oil and liquids production from continuing operations averaged 227,893 bbls/d, down 3% from last year largely due to temporary shutdowns in the quarter. In North America, oil and liquids production was down 5% from 2005. In the UK, oil and liquids production fell 13% with turnarounds at Ross and Blake, Beatrice, Buchan and Piper, which more than offset production increases from asset acquisitions over the past year and development drilling. The MonArb fields, acquired in November 2005, averaged 3,552 bbls/d during the quarter, due to the extension of the planned annual shutdown during August and September. Production started up again in October. Prior to this shutdown, MonArb was averaging 11,740 bbls/d. In Scandinavia, oil and liquids production increased 12%, as production from the prior year’s acquisitions was offset by a decrease in production from the Varg field (down 5,400 bbls/d) due to water breakthrough and additional repair work performed during a planned shutdown at Gyda (down 1,900 bbls/d). In Southeast Asia and Australia, oil and liquids production averaged 49,085 bbls/d, up 34% over 2005. In Indonesia, production increased 64%, to 10,513 bbls/d, due in part to the acquisitions of the SE Sumatra and NW Java fields. Oil and liquids production in Malaysia/Vietnam was 28,995 bbls/d, down 4% due to an extended planned turnaround at PM-3. Assets acquired in Australia at the end of 2005 produced 9,577 bbls/d during the quarter. Production from Other areas decreased 25%. In Trinidad, production averaged 8,946 bbls/d, down from 10,539 bbls/d in 2005. In Algeria, production averaged 10,379 bbls/d, 5,410 bbls/d below the prior year. The gas reinjection compressor motor at MLN was repaired and production resumed August 12.

Natural gas production from continuing operations increased slightly, averaging 1.3 bcf/d during the quarter with additional volumes in North America, the UK and Indonesia partially offset by a shutdown in Malaysia/Vietnam. In North America, natural gas production was 915 mmcf/d, an increase of 3% from last year. In Southeast Asia and Australia, natural gas production was 283 mmcf/d, a decrease of 4% over last year. Production in Malaysia/Vietnam averaged 72 mmcf/d, a decrease of 36 mmcf/d, due to the extended turnaround at PM-3 and reduced nominations. Indonesia gas production increased 13% over last year, averaging 212 mmcf/d, with higher Corridor sales to Singapore Power and the addition of the Offshore NW Java property.

Volumes reported in discontinued operations represent production from both assets currently held for sale, as well as production, up until the date of closing from assets disposed of during the second and third quarters of the current year.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties. Volumes transferred into and out of inventory for the period ended September 30, 2006, have been separately identified in footnote 1 to the Daily Average Production Volumes table above.

Prices and Exchange Rates
	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Oil and liquids ($/bbl)
North America	63.29	60.92	58.54	51.86
United Kingdom	74.87	73.75	73.69	63.21
Scandinavia	76.11	76.76	75.37	67.90
Southeast Asia and Australia	79.01	76.86	77.15	69.05
Other	72.46	71.94	73.21	65.10
	73.27	71.51	71.58	62.01
Natural gas ($/mcf)
North America	6.30	9.15	7.19	7.98
United Kingdom	7.53	6.25	8.80	6.64
Scandinavia Southeast Asia and Australia	6.53 7.37	4.13 6.98	5.04 7.35	4.58 6.29
	6.65	8.43	7.36	7.49
Total $/boe (6mcf=1boe)	56.90	61.54	58.93	53.76
Hedging (gain) loss, not included in the above prices Oil and liquids ($/bbl)	0.36	1.08	0.26	0.89
Natural gas ($/mcf)	(0.20)	-	(0.17)	-
Total $/boe (6mcf=1boe)	(0.42)	0.56	(0.32)	0.46
Benchmark prices and foreign exchange rates WTI (US$/bbl)	70.54	63.31	68.26	55.61
Brent (US$/bbl)	69.61	61.64	66.99	53.74
NYMEX (US$/mmbtu)	6.53	8.25	7.47	7.12
AECO (C$/gj)	5.72	7.75	6.82	7.03
US/Canadian dollar exchange rate	0.89	0.83	0.88	0.82
Canadian dollar / pound sterling exchange rate	2.10	2.14	2.06	2.26
Excludes synthetic oil

During the quarter, WTI oil prices averaged US$70.54/bbl, 11% higher than 2005, but a stronger Canadian dollar and wider quality differentials in Canada kept the increase in the Company’s realized oil and liquids price to 2%.

Talisman’s realized natural gas price was 21% below last year, largely reflecting the impact of lower AECO and NYMEX prices in North America.

For the quarter ended September 30, 2006, Talisman recorded net hedging gains of $18 million. Gains on natural gas ($0.20/mcf) more than offset losses on oil and liquids ($0.36/bbl) and compared to losses of $24 million for oil and liquids ($1.08/bbl) during the same period in 2005. As of October 1, 2006, the Company had derivative and physical contracts for approximately 3% of its remaining 2006 estimated production. A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2005 Consolidated Financial Statements and in note 9 to the September 30, 2006 Unaudited Interim Consolidated Financial Statements.

Royalties1

	Three months ended
September 30,	2006		2005
	%	$ millions	%	$ millions
North America	18	141	20	209
United Kingdom	2	13	2	13
Scandinavia	1	1	-	-
Southeast Asia and Australia	36	191	35	154
Other	32	30	29	50
	17	376	17	426
	Nine months ended
September 30,	2006		2005
	%	$ millions	%	$ millions
North America	19	483	20	533
United Kingdom	2	43	2	37
Scandinavia	-	3	-	-
Southeast Asia and Australia	39	646	36	379
Other	30	112	30	135
	17	1,287	17	1,084
1.	Royalty rates do not include synthetic oil.

Royalty expense for the third quarter was $376 million, down 12% from 2005. This is the result of decreased North America natural gas prices, partially offset by increased oil royalties in Southeast Asia and Australia. The decrease in Other royalty expense was due primarily to lower production in Algeria.

Operating Expenses and Unit Operating Costs

	Three months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.90	126	6.12	109
United Kingdom	17.59	145	15.87	150
Scandinavia	21.63	61	15.42	42
Southeast Asia and Australia	5.00	45	2.76	22
Other	4.30	6	3.68	9
	9.90	383	8.32	332
Pipeline		21		13
		404		345
	Nine months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.94	366	5.69	301
United Kingdom	16.68	492	15.10	444
Scandinavia	21.28	202	17.72	119
Southeast Asia and Australia	4.46	119	2.73	58
Other	4.20	21	3.87	27
	9.84	1,200	8.16	949
Pipeline		57		42
		1,257		991

Total operating expenses for the quarter increased by $59 million, primarily due to increased turnaround costs and higher power and maintenance costs. In North America, unit operating costs increased 13% due to higher costs for processing, and plant turnarounds. In the UK, unit operating costs increased 11% with increased costs for turnarounds, maintenance, fuel and power while total expenses dropped $5 million due to reduced production in the current year and additional insurance costs in the prior year. In Scandinavia, operating costs rose $19 million with turnaround costs at Gyda and the impact of assets acquired in late 2005. Increased operating costs in Southeast Asia and Australia were related to the turnaround at PM-3 in Malaysia/Vietnam in August and an additional $9 million related to the Australian assets acquired in late 2005.

Transportation Expenses

	Three months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	0.93	18	0.96	19
United Kingdom	1.72	14	1.31	13
Scandinavia	2.77	8	1.74	4
Southeast Asia and Australia	1.41	13	1.55	12
Other	0.86	1	0.97	2
	1.34	54	1.20	50
	Nine months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	1.01	56	0.91	52
United Kingdom	1.57	47	1.38	42
Scandinavia	2.10	20	1.65	10
Southeast Asia and Australia	1.27	35	1.54	33
Other	0.88	5	1.01	7
	1.28	163	1.19	144

Transportation expense for the current quarter increased 8% to $54 million over the same period of last year due to an increase in Scandinavia, related to the Paladin assets acquired in 2005.

Depreciation, Depletion and Amortization

	Three months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	14.23	262	12.72	231
United Kingdom	11.86	110	10.56	108
Scandinavia	19.85	55	15.92	39
Southeast Asia and Australia	6.18	55	4.92	39
Other	7.80	14	9.22	23
	12.06	496	10.70	440
	Nine months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	14.12	755	12.46	674
United Kingdom	11.88	375	11.12	351
Scandinavia	19.70	187	16.57	102
Southeast Asia and Australia	6.11	167	4.65	99
Other	8.43	50	9.34	65
	12.00	1,534	10.76	1,291

The 2006 third quarter DD&A expense was $496 million, up 13% from the same quarter of 2005. The DD&A rate in North America increased 12% with increased spending on land, higher drilling costs and increased capital expenditures on infrastructure projects. The DD&A expense in the UK remained relatively the same as last year as an increase in the rate was offset by the drop in production. In Scandinavia, total DD&A charges increased $16 million with increased costs related to the acquisitions in 2005. The DD&A expense for Southeast Asia and Australia increased by 41% largely due to the impact of the new production from Block PM-305 in Malaysia. In Other, the DD&A charge decreased $9 million to $14 million, as a result of decreased production in Algeria and Trinidad, partially offset by the impact of new production in Tunisia.

Other ($ millions)

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
G&A	48	41	163	143
Dry hole expense	37	67	120	164
Stock-based compensation	(47)	235	(47)	512
Other expense	(3)	2	69	7
Interest costs capitalized	20	6	49	12
Interest expense	37	38	124	121
Other revenue	27	41	120	115

General and administrative (G&A) expense increased over the same quarter of last year due mainly to additional personnel. On a per unit basis, G&A was $1.12/boe, up $0.13/boe from the corresponding period in 2005.

Dry hole expense for the third quarter of 2006 was $37 million, down 45% from a year earlier and includes $22 million in North America and $9 million in the UK. Other revenue of $27 million includes $26 million of pipeline and processing revenue, which was down $9 million from 2005 due to reduced third party volumes in the UK. Interest expense decreased slightly from the prior year as a result of higher charges for capitalized interest. Capitalized interest expense increased in the current quarter and is associated with the commencement of the development of the Northern Fields in Malaysia/Vietnam, as well as the ongoing Tweedsmuir, Wood and Blane development projects in the UK. Tweedsmuir is scheduled to come on production during the first quarter of 2007. Wood and Blane are scheduled to come on production in the second quarter of 2007. Production from the Northern Fields is scheduled to commence in mid-2008.

Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at September 30, 2006. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units. During the quarter, the Company recorded a stock-based compensation recovery of $47 million. Of the total net recovery, $32 million relates to options and cash units exercised for cash, with the remaining non-cash recovery of $79 million primarily related to the 6% decrease in the Company’s share price during the quarter. Over the course of the quarter, the average exercise price of all outstanding options increased from $10.50 per share to $10.69 per share, with a total of 65.1 million options outstanding at September 30, 2006. See note 6 to the September 30, 2006 Unaudited Interim Consolidated Financial Statements.

Since the introduction of the cash feature, approximately 97% of options that have been exercised, have been exercised for cash, with only 3% exercised for shares, resulting in virtually no actual dilution.

Taxes ($ millions)

Effective Income Tax Rate

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Income from continuing operations before taxes	840	822	2,716	1,872
Less PRT Current Deferred	85 -	46 2	247 (9)	112 10
Total PRT	85	48	238	122
	755	774	2,478	1,750
Income tax expense
Current income tax	209	342	727	732
Future income tax	114	28	564	47
Total income tax expense	323	370	1,291	779
Effective income tax rate	43%	48%	52%	45%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income. The Company’s effective tax rate for the current quarter is lower than in 2005 due primarily to the future tax impacts relating to unrealized foreign exchange gains and losses associated with the Canadian dollar movements on foreign denominated debt. As a result, the current quarter includes an $8 million reduction of future taxes compared to a $38 million charge to future taxes during 2005. On a year-to-date basis, 2006 has a higher rate due to the effect of the 10% increase in UK tax rates, partially offset by the reduced rates in Canada. Increased commodity prices in the UK also increased PRT.

In the UK, recently amended legislation provides the Company with the option to defer 2005 capital expenditure claims for tax purposes to 2006 or later. At the higher tax rate applicable after 2005, this deferral would effectively result in an estimated reduction of approximately $75 million in current taxes, which may be realized during 2006 and 2007.

Capital Expenditures1 ($ millions)

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
North America[2]	483	537	1,788	1,263
United Kingdom	315	313	878	710
Scandinavia	95	42	214	383
Southeast Asia and Australia	104	78	224	228
Other[2]	52	54	148	117
	1,049	1,024	3,252	2,701
1. Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.
2. During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the “Other” reporting segment. Reclassifications have been made for all corresponding reported periods.

Capital expenditures in North America for the current quarter include $236 million for exploration and $247 million for development and included the drilling of 59 net gas wells and 42 net oil wells. Expenditures in the UK included $40 million for exploration and $275 million for development, which included the ongoing development of the Tweedsmuir, Wood, Enoch and Blane fields. In Scandinavia, the Company spent $12 million on exploration and $83 million on development. In Southeast Asia and Australia, development spending was $95 million, primarily on the development of the Northern Fields in PM-3 CAA. In Other, the Company spent $13 million on development and $3 million on exploration in North Africa, $24 million on exploration in Trinidad and $12 million on exploration activities in the rest of the world. There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2006 section of the Company’s December 31, 2005 MD&A.

Long-term Debt and Liquidity

At September 30, 2006, Talisman’s long-term debt was $4.0 billion, including the current portion of long-term debt of $293 million, down from $4.3 billion at year-end, as cash provided from operating activities and proceeds from dispositions were greater than cash used in investing and financing activities, the payment of dividends and share repurchases.

In connection with the funding of the acquisition of Paladin in 2005, the Company arranged a $2.6 billion (₤1.3 billion), unsecured non-revolving credit facility. At September 30, 2006, $293 million was drawn on this facility which makes up the current portion of long-term debt. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full. This repayment was financed through draws under the Company’s revolving credit facilities.

During the quarter, the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks, from $1.457 billion to an aggregate of $1.932 billion. Subsequent to the end of the quarter, the Company negotiated an additional increase of $78 million in its revolving credit facilities.

At quarter end, debt to debt plus book equity was 36%. For the 12 months ended September 30, 2006, the debt to cash provided by operating activities ratio was 0.79:1.

In March of this year, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may purchase for cancellation up to 54,940,200 of its common shares (representing 5% of the outstanding common shares of the Company as at March 21, 2006, on a post share split basis), during the 12 month period commencing March 28, 2006 and ending March 27, 2007. The price that the Company will pay for shares acquired under the NCIB will be the market price at the time of purchase or such other price as may be permitted by the TSX. During the first nine months of 2006 the Company repurchased 8,749,600 common shares for $160 million (2005 - 24,049,200 common shares for $299 million). During the month of October, the Company repurchased another 5,595,700 shares for $100 million. All 14,345,300 common share repurchases in 2006 have been made under the normal course issuer bid renewed in March 2006. A copy of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained without charge from Talisman.

In the past, Talisman's purchases of its common shares under the NCIB in a twelve month period have been limited to 5% of its issued and outstanding shares. In the future, Talisman may seek to increase the limit on its purchases in a 12 month period to 10% of the public float. Any increases would be subject to receipt of all necessary regulatory approvals.

In May 2006, the Company implemented a three-for-one share split of its issued and outstanding common shares. All share and per share statistics have been retroactively restated to reflect this share split.

As at September 30, 2006 there were 1,090,367,180 common shares outstanding, decreasing to 1,084,872,105 at October 31, 2006.

As at September 30, 2006 there were 65,120,686 stock options and 8,455,928 cash units outstanding. During October 2006, 215,780 stock options were exercised for cash, 100,625 stock options were exercised for shares, 200,355 stock options were granted and 41,120 were cancelled, with 64,963,516 stock options outstanding at October 31, 2006. Subsequent to September 30, 2006, 36,050 cash units were granted, and 46,950 cash units were exercised and 6,525 cash units were cancelled, with 8,438,503 cash units outstanding at October 31, 2006.

During October 2006, the Company declared a semi-annual dividend of seven and a half cents per share on the Company’s common shares, payable December 29, 2006.

Talisman’s investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service, Moody’s Investor Service, Inc. and Standard & Poor’s are BBB (high), Baa2 (stable) and BBB+ (with a negative outlook), respectively.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material. In connection with any such transactions, the Company may incur debt or issue equity.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2006 is summarized in the following table and is based on an average WTI oil price of US$66.16/bbl, a NYMEX natural gas price of US$7.10/mmbtu and exchange rates of C$1=US$0.89 and £1=C$2.07.

Approximate Impact for 2006 (millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil - 1,000 bbls/d	7	10
Natural gas - 10 mmcf/d	7	13
Price changes[1]
Oil - US$1.00/bbl	44	47
Natural gas (North America)[2]- C$0.10/mcf	15	20
Exchange rate changes
US$ increased by US$0.01	40	62
£ increase by C$0.025	(3)	4
1.	The impact of commodity contracts outstanding as of October 1, 2006 has been included.
2.
Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in the UK, Scandinavia and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results (millions of dollars unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended (unaudited)
	2006			2005				2004
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
Gross sales	2,287	2,374	2,769	2,787	2,528	2,008	1,914	1,761
Total revenue	1,956	1,980	2,370	2,338	2,119	1,684	1,621	1,342
Net income from continuing operations	432	578	177	505	404	322	245	106
Net income	524	686	197	533	430	340	258	121
Per common share amounts[1] (dollars)
Net income from continuing operations	0.39	0.52	0.17	0.46	0.37	0.29	0.22	0.09
Diluted net income from continuing operations	0.38	0.51	0.16	0.45	0.36	0.29	0.22	0.09
Net income	0.48	0.62	0.18	0.48	0.39	0.31	0.23	0.11
Diluted net income	0.47	0.61	0.17	0.47	0.38	0.30	0.23	0.10
1.	All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 5 to the Unaudited Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters, as of September 30, 2006.

During the third quarter of 2006, gross sales decreased by $87 million over the previous quarter due to decreased natural gas prices and reduced production. Net income from continuing operations for the quarter decreased by $146 million, primarily due to the $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions recorded in the second quarter.

During the second quarter of 2006, gross sales decreased by $395 million over the previous quarter due to decreased production. Net income from continuing operations for the quarter increased by $401 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

In the first quarter of 2006, gross sales decreased by $18 million over the previous quarter. Net income from continuing operations for the quarter decreased by $328 million, primarily due to the impact of a one time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales rose by $259 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income from continuing operations for the quarter increased by $101 million, as the increased revenue combined with reduced stock-based compensation charges more than offset the impact of increases in operating, DD&A, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $520 million. Net income from continuing operations for the quarter increased by $82 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income from continuing operations increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses. Net income from continuing operations increased in the quarter as increased revenue combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, gross sales increased due to higher volumes and gas prices, which more than offset the impact of a stronger Canadian dollar and increased hedging losses. Net income from continuing operations remained relatively constant as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

New Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) and Financial Accounting Standards Board (FASB), in the US have issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Stock-Based Compensation

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, “Stock-based compensation for employees eligible to retire before the vesting date”. EIC-162 clarifies the accounting for stock-based compensation plans that allow for vesting of stock-based awards after an employee's retirement. If the employee is eligible to retire on the grant date of an award, related compensation cost is to be recognized in full at that date as there is no ongoing service requirement to earn the award. If the employee becomes eligible to retire during the vesting period, the compensation cost is to be recognized over the period from the grant date to the retirement eligibility date. EIC-162 is effective for interim and annual periods ending on or after December 31, 2006. Talisman currently recognizes stock-based compensation in accordance with the conclusions of EIC-162 and we do not expect the adoption of EIC-162 will have a material impact on our results of operations or financial position.

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as cash flow hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Gains and losses on instruments that are identified as fair value hedges will be recognized directly into net income concurrently with the changes in the fair value of the hedged item. This standard will be effective for Talisman’s 2007 reporting. Any derivative instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

Talisman has hedges in place that carry into 2007 and beyond, and we do not expect the adoption of these standards will have a material impact on the results of operations, or net financial position.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which is an interpretation of Statement 109, “Accounting for Income Taxes”. The objective of that Interpretation is to clarify accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Company is currently assessing the impact this pronouncement will have on the US GAAP reconciliation note disclosure.

Risks and Uncertainties

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The Plaintiffs have indicated that they intend to appeal the Court's decision granting Talisman's Motion for Summary Judgment and other prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Use of BOE equivalents

Unless otherwise stated, references to production represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties. Throughout the MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
(US$ - production net of royalties)		2006	2005 (2)	2006	2005 (2)
North	Oil and liquids (US$/bbl)
America	Sales price	56.42	50.69	51.75	42.46
	Hedging (gain)	-	6.95	-	4.63
	Transportation	0.63	0.53	0.64	0.51
	Operating costs	9.76	7.47	9.35	7.08
		46.03	35.74	41.76	30.24
	Natural gas (US$/mcf)
	Sales price	5.62	7.62	6.34	6.54
	Hedging (gain)	(0.32)	-	(0.27)	-
	Transportation	0.19	0.19	0.21	0.18
	Operating costs	1.13	1.00	1.17	0.90
		4.62	6.43	5.23	5.46
United Kingdom	Oil and liquids (US$/bbl)
	Sales price	66.76	61.40	64.94	51.76
	Hedging (gain)	0.86	-	0.59	-
	Transportation	1.48	0.98	1.34	0.98
	Operating costs	18.97	14.84	17.24	13.90
		45.45	45.58	45.77	36.88
	Natural gas (US$/mcf)
	Sales price	6.71	5.19	7.74	5.42
	Transportation	0.33	0.34	0.30	0.38
	Operating costs	0.57	0.71	0.63	0.73
		5.81	4.14	6.81	4.31
Scandinavia	Oil and liquids (US$/bbl)
	Sales price	67.85	63.98	66.40	55.72
	Hedging (gain)	-	-	-	-
	Transportation	2.08	1.11	1.58	0.82
	Operating costs	20.78	13.50	20.23	15.34
		44.99	49.37	44.59	39.56
	Natural gas (US$/mcf)
	Sales price	5.82	3.43	4.46	3.75
	Transportation	1.33	1.32	0.96	1.69
		4.49	2.11	3.50	2.06
Southeast Asia	Oil and liquids (US$/bbl)
and Australia	Sales price	70.48	64.18	68.16	56.70
	Transportation	0.48	0.35	0.39	0.28
	Operating costs	11.88	5.90	10.93	5.83
		58.12	57.93	56.84	50.59
	Natural gas (US$/mcf)
	Sales price	6.57	5.81	6.49	5.15
	Transportation	0.51	0.50	0.48	0.48
	Operating costs	0.43	0.38	0.41	0.36
		5.63	4.93	5.60	4.31
Other	Oil (US$/bbl)
	Sales price	64.66	59.85	64.31	53.27
	Transportation	1.14	1.14	1.11	1.18
	Operating costs	5.70	4.30	5.28	4.52
		57.82	54.41	57.92	47.57
Total Company	Oil and liquids (US$/bbl)
	Sales price	65.33	59.56	63.13	50.81
	Hedging (gain)	0.38	1.40	0.27	0.98
	Transportation	1.23	0.85	1.11	0.82
	Operating costs	15.46	11.78	14.57	11.24
		48.26	45.53	47.18	37.77
	Natural gas (US$/mcf)
	Sales price	5.93	7.02	6.49	6.13
	Hedging (gain)	(0.22)	-	(0.18)	-
	Transportation	0.28	0.28	0.28	0.27
	Operating costs	0.92	0.86	0.94	0.78
		4.95	5.88	5.45	5.08

(1) Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
(2) Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Product Netbacks
(unaudited)

		Three months ended September 30				Nine months ended September 30
(C$ - production before royalties)		2006	2005	2006	2005	2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	63.29	59.26	6.30	9.16	58.54	51.85	7.19	7.98
America	Hedging (gain)	-	6.55	(0.30)	-	-	4.44	(0.25)	-
	Royalties	13.29	12.83	0.99	1.82	12.44	10.83	1.33	1.58
	Transportation	0.56	0.50	0.18	0.19	0.57	0.49	0.19	0.18
	Operating costs	8.64	7.18	1.06	0.96	8.34	6.86	1.08	0.88
		40.80	32.20	4.37	6.19	37.19	29.23	4.84	5.34
United	Sales price	74.87	73.75	7.53	6.25	73.69	63.21	8.80	6.64
Kingdom	Hedging (gain)	0.95	-	-	-	0.66	-	-	-
	Royalties	0.76	0.95	0.63	0.52	0.83	0.79	0.58	0.53
	Transportation	1.65	1.16	0.34	0.37	1.50	1.18	0.32	0.43
	Operating costs	21.08	17.58	0.59	0.77	19.30	16.79	0.67	0.82
		50.43	54.06	5.97	4.59	51.40	44.45	7.23	4.86
Scandinavia	Sales price	76.11	76.76	6.53	4.13	75.37	67.90	5.04	4.58
	Hedging (gain)	-	-	-	-	-	-	-	-
	Royalties	0.48	-	-	-	0.36	-	-	-
	Transportation	2.32	1.33	1.52	1.59	1.79	1.00	1.09	2.07
	Operating costs	23.17	16.23	-	-	22.79	18.79	-	-
		50.14	59.20	5.01	2.54	50.43	48.11	3.95	2.51
Southeast	Sales price	79.01	76.86	7.37	6.98	77.15	69.05	7.35	6.29
Asia and	Royalties	33.41	28.73	1.84	2.14	34.86	27.29	2.05	1.93
Australia	Transportation	0.31	0.27	0.43	0.42	0.24	0.20	0.39	0.40
	Operating costs	7.71	4.45	0.36	0.31	6.78	4.30	0.34	0.31
		37.58	43.41	4.74	4.11	35.27	37.26	4.57	3.65
Other	Sales price	72.46	71.94	-	-	73.21	65.10	-	-
	Royalties	23.58	20.88	-	-	21.92	19.53	-	-
	Transportation	0.86	0.97	-	-	0.89	1.01	-	-
	Operating costs	4.32	3.68	-	-	4.21	3.87	-	-
		43.70	46.41	-	-	46.19	40.69	-	-
Total Company	Sales price	73.27	71.51	6.65	8.43	71.58	62.01	7.36	7.49
	Hedging (gain)	0.36	1.45	(0.20)	-	0.26	1.02	(0.17)	-
	Royalties	12.17	9.89	1.13	1.79	11.57	8.56	1.40	1.57
	Transportation	1.15	0.88	0.26	0.26	1.05	0.86	0.26	0.26
	Operating costs	14.49	12.18	0.86	0.79	13.84	11.83	0.86	0.74
		45.10	47.11	4.60	5.59	44.86	39.74	5.01	4.92

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.